TSX:IRC                                                                                 NR 05-13

                                                                                September 16, 2005

INTERNATIONAL ROYALTY CORPORATION ANNOUNCES PRODUCTION OF FIRST NICKEL CONCENTRATE AT

VOISEY’S BAY PROJECT

DENVER, COLORADO, September 16th, 2005 - International Royalty Corporation (TSX: IRC) (“IRC”) is pleased to report that Inco Limited (“Inco”) has announced the successful production of first concentrate at the Voisey’s Bay project in Labrador, Canada.  IRC holds the largest royalty, a 2.7% net smelter return, on the Voisey’s Bay project.

Inco’s press release stated that it remains “on target to see the first shipment of concentrate from the Voisey’s Bay project in November 2005, well ahead of the original project schedule. Production from Voisey’s Bay in 2006 is currently expected to be approximately 110 million pounds of nickel in concentrate.  The project will also produce cobalt and copper.”

Douglas B. Silver, Chairman and CEO of IRC, said “We are very excited about the latest news from Voisey’s Bay.  Investing in projects with efficient and effective operators is key to our business model and we applaud Inco on its success in bringing the Voisey’s Bay project to production ahead of schedule.”

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Edith English : eenglish@renmarkfinancial.com

Media, Cynthia Lane: clane@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com